SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  November 2004

Commission File Number 0-22617

Minco Mining & Metals Corporation

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

(Page 1 of  2)

1.

Second Quarter Financials

A copy of the Registrant's Third Quarter Unaudited Financial Statements for the period ending September 30, 2004.

2.

Exhibits

2.1

Confirmation of Mailing Letter

2.2

Unaudited Financial Statements for the period ending September 30, 2004

2.3

Form 52-109F2

2.4

M D & A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

/s/ William Meyer

Date:    November 4, 2004

William Meyer

2

Exhibit 2.1

MINCO MINING & METALS CORPORATION

1980 - 1055 West Hastings Street

Vancouver, B.C.    V6E 2E9

Ph:  604 - 688-8002 Fax:  604 - 688-8030

November 4, 2004

VIA SEDAR

B.C. Securities Commission

and

Ontario Securities Commission

Dear Sir or Madam,

RE:                  Minco Mining &Metals Corporation

   Confirmation of Mailing

I confirm that, as of the above date, a copy of the Company's second quarter financial statements and M D & A for the period ending September 30, 2004, was mailed to all  shareholders on the Company's supplemental mailing list.

Yours truly,

Minco Mining & Metals Corporation

"Mar Bergstrom"

Mar Bergstrom

/mb

Exhibit 2.2

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Consolidated Financial Statements

(Unaudited - Prepared by Management)

(Expressed in Canadian dollars)

September 30, 2004

Index

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)
Consolidated Balance Sheets
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)
	September 30,2004	December 31,2003
	(Unaudited)	(Audited)
ASSETS

Current
Cash and cash equivalents	$721,994	$625,396
Temporary investments	4,787,497	5,918,413
Sundry receivable	294,877	311,267
Prepaid expenses and deposits	50,435	60,813

Total current assets	5,854,803	6,915,889

Mineral interests (Note 3)	100	100

Equipment (Note 4)	154,386	66,061

Total assets	$6,009,289	$6,982,050

LIABILITIES

Current
Accounts payable and accrued liabilities	$254,733	$357,670

SHAREHOLDERS' EQUITY

Share capital (Note 5)	19,929,608	19,201,871

Contributed surplus (Note 5)	959,860	179,528

Deficit	(15,134,912)	(12,757,019)

Total shareholders' equity	5,754,556	6,624,380

Total liabilities and shareholders' equity	$6,009,289	$6,982,050

Approved by the Directors:	"William Meyer"	"Robert Gayton"
	William Meyer	Robert Gayton

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)
Consolidated Statements of Operations and Deficit
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)
	Three Months Ended Sep. 30, 2004	Three Months Ended Sep. 30, 2003	Nine Months Ended Sep. 30, 2004	Nine Months Ended Sep. 30, 2003

Exploration costs, net of recovery	$111,483	$118,590	$613,103	$213,886

Administrative expenses
Accounting and audit	4,254	2,780	27,033	20,705
Advertising	4,022	-	12,028	5,180
Amortization of discount on convertible debenture	-	3,576	-	8,085
Amortization of capital assets	7,037	6,191	16,586	18,573
Consulting fees	83,408	44,269	199,701	138,613
Foreign exchange loss	151,150	19,882	173,242	31,283
Interest on convertible debenture	-	16,900	-	35,302
Investor relations	48,198	14,836	143,727	88,767
Legal	6,144	2,851	12,434	15,342
Listing, filing and transfer agents	852	9,294	33,707	47,768
Management fees	21,903	5,525	24,851	19,302
Office and miscellaneous	14,037	5,797	38,798	16,931
Property investigation and government relations	17,902	24,935	72,802	44,508
Rent	79,368	17,061	144,656	51,176
Salaries and benefits	59,898	21,244	132,038	108,236
Stock based compensation	133,951	40,466	632,010	142,516
Telephone	4,717	1,355	9,051	4,306
Travel and transportation	11,009	3,563	29,375	11,322

Total administrative expenses	647,850	240,525	1,702,039	807,915

Operating loss	(759,333)	(359,115)	(2,315,142)	(1,021,801)

Interest and sundry income	69,081	4,141	91,549	4,863

Loss for the period	(690,252)	(354,974)	(2,223,593)	(1,016,938)

Deficit, beginning of period, as previously reported	(14,444,660)	(11,649,788)	(12,757,019)	(10,987,824)

Cumulative effect of a change in an accounting policy (Note 2)	-	-	(154,300)	-

Deficit, end of period	$(15,134,912)	$(12,004,762)	$(15,134,912)	$(12,004,762)

Loss per share - basic and diluted	$(0.02)	$(0.02)	$(0.07)	$(0.05)

Weighted average number of common shares outstanding - basic and diluted	30,340,151	19,662,313	30,059,930	19,638,503

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)
Consolidated Statement of Cash Flows
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)
	Three Months Ended Sep. 30, 2004	Three Months Ended Sep. 30, 2003	Nine Months Ended Sep. 30, 2004	Nine Months Ended Sep. 30, 2003

Cash flows from (used in) operating activities
Loss for the period	$(690,252)	$(354,974)	$(2,223,593)	$(1,016,938)
Adjustment for items not involving cash:
- amortization of discount on convertible debenture	-	3,576	-	8,085
- amortization of equipment	7,037	6,191	16,586	18,573
- stock based compensation	133,951	40,466	632,010	142,516
Change in non-cash working capital items:
- sundry receivable	(114,402)	(95,239)	16,390	(164,326)
- prepaid expenses and deposits	64,731	2,456	10,378	(34,519)
- accounts payable and accrued liabilities	(122,004)	36,294	(102,937)	10,767

Net cash used in operating activities	(720,939)	(361,230)	(1,651,166)	(1,035,842)

Cash flows from financing activities
Proceeds from issurance of convertible debenture	-		-	580,600
Shares issued for cash	370,302	249,713	721,759	1,590,719

Net cash from financing activities	370,302	249,713	721,759	2,171,319

Cash flows from (used in) investing activities
Acquisition of capital assets	(5,384)	(402)	(104,911)	(4,658)
Decrease in temporary investments	(2,687,497)	(739,100)	1,130,916	(688,995)

Net cash from (used in) investing activities	(2,692,881)	(739,502)	1,026,005	(693,653)

Increase (decrease) in cash and cash equivalents	(3,043,518)	(851,019)	96,598	441,824

Cash and cash equivalents, beginning of period	3,765,512	1,333,524	625,396	40,681

Cash and cash equivalents, end of period	$721,994	$482,505	$721,994	$482,505

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

September 30, 2004

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

1.

Basis of Presentation

These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as were used in the preparation of the most recent annual consolidated financial statements of the Company.  These interim consolidated financial statements do not include all disclosures normally provided in the annual consolidated financial statements and should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2003 filed on SEDAR May 11, 2004.  In management's opinion, all adjustments necessary for fair presentation have been included in these interim consolidated financial statements. Interim results are not necessarily indicative of the results expected for the fiscal year. Certain comparative figures have been reclassified to conform to the current period's presentation.

2.

Change in Accounting Policies

Effective January 1, 2004, the Company adopted the accounting procedures recommended by the Canadian Institute of Chartered Accountants Handbook section on Stock-based compensation and other stock-based payments. Under this Handbook section, the Company is required to expense, over the vesting period, the fair value of the options at the date of grant.  As permitted by this Handbook section, the Company applied this change retroactively, without restatement, for options granted on or after January 1, 2003.  As a result, the opening deficit as at January 1, 2004 was adjusted to reflect an expense of $154,300 relating to options granted since January 1, 2003.  For the nine months period ended September 30, 2004, $632,010 was recorded as stock-based compensation.  $780,332 was credited to contributed surplus. Prior to January 1, 2004, no compensation expense was recognized when options were issued to employees or directors but pro-forma information was provided had the Company applied the fair value-based method.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

September 30, 2004

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

3.

Mineral Interests

(a)

Guangdong Projects:

(i)

Changkeng -On September 28, 2004, the Company signed a 30-year Joint Venture Contract with four other companies in Guangdong for the exploration and development of the Changkeng gold deposit in Goayao City of Guangdong Province, China. Pursuant to the contract, the Company and its partners will form a Sino-Foreign Joint Venture ("JV"): Guangdong Minco-Jinli Mining Co. Ltd., with the total investment of 100 million RMB (approximately C$16.67 million), to explore and develop the Changkeng gold deposit. The 50% initial payment of the total investment, 50 million RMB (approximately C$8.33 million), shall be paid in three instalments and the balance of 50% shall be paid in three instalments within one and half years after the initial payment is fully contributed. To earn 51% equity interest in the JV, the Company shall contribute 51 million RMB (approximately C$ 8.5 million).

(ii)

Fuwan - On September 28, 2004, the Company signed a 30-year Joint Venture Contract with Guangdong Geological Exploration and Development Corporation ("GGEDC") for the exploration and development of the Fuwan silver deposit adjacent to Changkeng Gold Joint Venture. Pursuant to the contract, the Company and GGEDC will form a Sino-Foreign Joint Venture ("JV"): Guangdong Minco-Nanling Mining Co., Ltd., with the total investment of 30 million RMB (approximately C$5 million), to explore and develop the Fuwan silver deposit. The 50% initial payment of the total investment, 15 million RMB (approximately C$2.5 million), shall be paid in three instalments and the balance of 50% shall be paid in three instalments within two years after the initial payment is fully contributed. To earn 70% equity interest in the JV, the Company shall contribute 21 million RMB (approximately C$3.5 million).

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

September 30, 2004

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

3.

Mineral Interests   (continued)

(b)

Gansu Projects: The joint venture company Gansu Keyin Mining Co. Ltd. ("Keyin") was formed pursuant to an agreement dated August 28, 1998 and amended August 28, 2003.  The following projects are operated through Keyin:

(i)

White Silver Mountain - As per the amendment signed on August 28, 2003, the Company has earned a 61% total project interest.  Both parties to the joint venture company may proceed in accordance with the original joint venture contract, which provided the Company the right to earn an 80% interest by spending another 20 million RMB (approximately C$3.15 million).  There is no time limit for the expenditure.

(ii)

Yangshan (Anba) - In 2003, the Company signed agreements with Gansu provincial government and two other companies in Gansu for the exploration and development of the Anba gold deposit in the Yangshan gold field.  Pursuant to the terms of the agreements, Keyin has the right to acquire a 40% equity interest in Yangshan Gold Mining Co., Ltd. ("YGM"), a joint venture company to be established for the exploration and development of the Anba gold deposit. YGM will acquire a 100% interest in the Anba gold deposit for 60 million RMB (approximately C$10 million), including an initial payment of 24 million RMB (approximately C$4 million) and the balance of 36 million RMB (approximately C$6 million) will be paid over 5 years. Keyin's share of the capital contribution is 40%, which is 24 million RMB (approximately C$4 million).

(iii)

West Extension of Yangshan - In 2003, the Company signed a co-operation agreement with No. 2 Exploration Institute of Gansu Bureau of Geological Exploration ("GBGE") for the exploration and development of mineral resources in south Gansu province of China.  GBGE and Keyin will establish a new sino-foreign joint venture company to initially explore for gold in three areas, to which GBGE holds exploration permits.  Keyin has rights to earn 75% equity interests in the three areas.  To earn the interest, Keyin must expend 7.5 million RMB (approximately C$1.2 million) on this project over four years.  A joint venture contract was signed on March 1, 2004.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

September 30, 2004

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

3.

Mineral Interests   (continued)

(c)

Inner Mongolia Projects:

(i)

Gobi - The property is located in Inner Mongolia Autonomous Region, China.  Pursuant to a Co-operative Joint Venture Agreement, the Company can earn a 75% interest in the property by spending 18 million RMB (approximately C$2.8 million) over a four-year period.  A joint venture company called Inner Mongolia Damo Mining Co. Ltd. ("Damo") was formed to hold the above noted mineral interests. In 2003, the board of the directors of Damo decided to reduce its registered capital from 16.8 million RMB to 7 million RMB, with no effect to the earn-in process.  As at September 30, 2004, the Company had spent approximately 7 million RMB (approximately C$1.4 million) and earned a 54% project interest.

(ii)

BYC - In 2002, the Company reached an agreement with the Inner Mongolian Bureau of Non-ferrous Metals and Exploration to acquire majority interest in a joint venture company, which holds the BYC gold project located in central Inner Mongolia.  On December 3, 2003, the joint venture company called the Inner Mongolia Huayu-Minco Mining Co., Ltd. was formed to hold the above noted mineral interest.  Minco can earn 75% interest in the joint venture company by spending 12 million RMB (approximately C$2 million) over four years.  In 2003, the Company entered into a letter agreement with New Cantech Ventures Inc. ("Cantech").  Pursuant to the agreement, Cantech acquired the right to earn a 51% interest in the BYC project by spending 12 million RMB (approximately C$2 million) in exploration over a three-year period.  Cantech can earn another 9% by bringing the project to feasibility stage.

The Company follows the practice of expensing all exploration costs until mineral reserves have been established.  The costs incurred on the Company's mineral properties, which are all located in China, are as follows:

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

September 30, 2004

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

3.

Mineral Interests   (continued)

	Costs incurred to December 31 2003	January 1 to September 30 2004 Exploration Costs		Costs incurred to September 30, 2004
Currently active properties:
- Gansu - White Silver Mountain	$ 1,386,348	$ 27,229		$ 1,413,577
- Gansu - Yangshan (Anba)	43,811	67,374		111,185
- Gansu - West Extension of Yangshan	-	157,940		157,940
- Inner Mongolia - Gobi Gold	1,375,551	35,344		1,410,895
- Inner Mongolia - BYC	54,783	-		54,783
- Guang Dong - Changkeng	-	386,109		386,109
- Guang Dong - Fuwan	-	45,172		45,172
	2,860,493	719,168		3,579,661
Inactive properties:
- Heavenly Mountains	436,519	-		436,519
- Emperor's Delight	100	-		100
- Crystal Valley	100	-		100
- Stone Lake	100	-		100
- Changba Lijiagou Lead-Zinc Deposit	100	-		100
- Chapuzi	100	-		100
	437,019	-		437,019
Total	3,297,512	719,168		4,016,680
Exploration cost recoveries	(43,536)	(106,065)	*	(149,601)
Expensed exploration costs	(3,253,876)	(613,103)		(3,866,979)
	$ 100	$ -		$ 100

* $21,065 incurred by the Company at BYC in late 2003 was reimbursed by Cantech in February 2004 in accordance with the agreement.

* New Cantech issued 250,000 common shares at $0.34 per share for value of $85,000 under the terms of the agreement on the BYC Project in Inner Mongolia.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

September 30, 2004

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

4.

Equipment

	September 30, 2004
		Accumulated	Net book
	Cost	Amortization	value

Computer equipment	$ 88,684	$ 65,739	$ 22,945
Office equipment and furniture	91,034	74,744	16,290
Motor vehicles	149,842	56,821	93,021
Mining equipment	191,873	172,920	18,953
Leasehold improvements	5,776	2,599	3,177
	$ 527,209	$ 372,823	$ 154,386

	December 31, 2003
		Accumulated	Net book
	Cost	Amortization	Value

Computer equipment	$ 74,895	$ 61,777	$ 13,118
Office equipment and furniture	90,465	71,953	18,512
Motor vehicles	59,309	53,378	5,931
Mining equipment	191,873	167,416	24,457
Leasehold improvements	5,776	1,733	4,043
	$ 422,318	$ 356,257	$ 66,061

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

September 30, 2004

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

5.

Share Capital

(a)

Authorized:  100,000,000 common shares without par value

(b)

Issued:

	Shares	Amount
Balance, December 31, 2002	18,580,123	$10,836,933
Stock options exercised ranging from $0.20 to $0.55 per share, including $69,201 contributed surplus attributed to stock-based compensation recognized	763,000	373,851
Private placement at $0.35 per share plus 186,344 shares and less $44,744 for finders' fees	4,472,058	1,455,257
Share purchase warrants exercised at $0.40 per share	50,000	20,000
Private placement at $1.70 per share less $464,348 in cash for share issuance costs	3,748,848	5,908,695
Shares allotted for the conversion of convertible debenture - see Note 5 (d)	-	607,135
Balance, December 31, 2003	27,614,029	19,201,871
Shares issued for the conversion of convertible debenture - see Note 5 (d)	1,461,750	-
Stock options exercised ranging from $0.20 to $0.55 per share, including $5,978 contributed surplus attributed to stock-based compensation recognized	418,333	131,395
Share purchase warrants exercised at $0.40 per share	1,490,857	596,342
Balance, September 30, 2004	30,984,969	$19,929,608

(c)

As at September 30, 2004, 2,991,322 (2002 - 2,991,322) of the shares issued are held in escrow, the release of which is subject to the direction of the regulatory authorities.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

September 30, 2004

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

5.

Share Capital  (continued)

(d)

In 2003, the Company completed a $580,600 convertible debenture financing.  The debenture accrued interest at a rate of 10% per year and matured in five years.  The debenture was convertible into 1,451,500 common shares at $0.40 per share and the accrued interest was convertible into 10,250 common shares at $1.80 per share.  The debenture and accrued interest were converted into common shares, which were allotted, before the year-end.  In January 2004, all of the allotted common shares were issued.

(e)

Share purchase warrants outstanding as at September 30, 2004:

Number of Warrants	Exercise Price	Expiry Date

602,000	$0.60	21-Jul-05
1,874,424	$2.15	8-Dec-05
262,419	$1.80	8-Dec-04
2,738,843

On July 30, 2003, the Company completed a non-brokered private placement of 4,285,714 units priced at $0.35 per unit with each unit consisting of one common share and one-half non-transferable share purchase warrant with each warrant entitling the holder to acquire a further common share at $0.40 until July 21, 2004 and at $0.60 until July 21, 2005.  The Company applied the residual approach and allocated the total proceeds of $1,455,257 to the common shares and $nil to warrants.  The securities were restricted from trading until November 21, 2003.

On December 8, 2003, the Company completed a brokered private placement of 3,748,848 units priced at $1.70 per unit with each unit consisting of one common share and one-half non-transferable share purchase warrant with each warrant entitling the holder to acquire a further common share at $2.15 until December 8, 2005.  In addition, the Company issued an underwriter's compensation warrant entitling the underwriter to purchase up to 262,419 common shares, exercisable at a price of $1.80 per share for a period of twelve months from closing.  The Company applied the residual approach and allocated the total proceeds of $5,908,695 to the common shares and $nil to warrants.  The securities were restricted from trading until April 8, 2004.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

September 30, 2004

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

5.

Share Capital (continued)

(f)

Stock Options

A summary of the status of options granted by the Company is as follows:

	Shares	Weighted Average Exercise Price
Options outstanding at December 31, 2003	3,319,000	$ 0.53
Granted	470,000	$ 1.80
Exercised	(418,333)	$ 0.30
Expired / cancelled / forfeited	(156,667)	$ 0.69
Options outstanding at September 30, 2004	3,214,000	$ 0.74

All stock options exercised during the period were issued prior to the adoption of any stock-based compensation policies.

The weighted-average fair value of the options granted during the period ended September 30, 2004 was $0.95.  The exercise price of these options exceeds market price at the date of grant.

The Company used the Black-Scholes Option Pricing Model to determine the fair value of the options with the following assumptions: risk-free interest rate of 4.85%, share price volatility of 80%, no dividend yield and expected life of approximately 3 years.

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yr)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.10 - $1.00	2,544,000	2.02	$0.44	2,534,186	$0.44
$1.01 - $2.00	670,000	3.49	$1.86	256,667	$1.88
	3,214,000	2.33	$0.74	2,790,853	$0.57

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

September 30, 2004

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

(g)

Contributed Surplus

During the period ended September 30,2004, the fair value of options granted which became vested was $632,010, which was charged to the income statement.

September 30, 2004

Balance at December 31, 2003	$179,528

Option granted/vested in 2004	$632,010

Option granted/vested in 2003	$154,300

Transfer to share capital on exercise of stock options	$ (5,978)

Balance - end of period	$959,860

6.

Related Party Transactions

(a)

The Company incurred the following expenses to its directors or corporations controlled by its directors:

	Nine Months Ended September 30, 2004	Nine Months Ended September 30, 2003

Exploration costs	$ 86,820	$ 45,232
Management fees	9,608	8,652
Property investigation	18,372	29,817
	$114,800	$ 83,700

(b)

Sundry receivable of $109,474 (2003 - $170,456) is due from two corporations related by a common director, of which $9,091 was subsequently received in October 2004.

7.

Comparative Figures

Certain 2003 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2004.

Exhibit 2.3

Form 52-109F2 - Certification of Interim Filings

I, Ken Z. Cai, CEO and Director of Minco Mining & Metals Corporation, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Minco Mining & Metals Corporation, (the Issuer) for the interim period ending September 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4.

The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.

I have caused the Issuer to disclose in the interim MD& A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date:  November 4, 2004

"Ken Z. Cai"

__________________________

Ken Z. Cai, CEO and Director

Form 52-109F2 - Certification of Interim Filings

I, Robert Gayton, Director, Acting CFO and Chairman of the Audit Committee, Minco Mining & Metals Corporation, certify that:

6.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Minco Mining & Metals Corporation, (the Issuer) for the interim period ending September 30, 2004;

7.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

8.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

9.

The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

10.

I have caused the Issuer to disclose in the interim MD& A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date:  November 4, 2004

"Robert Gayton"__________

Robert Gayton, Director

Chairman, Audit Committee

Acting CFO

Exhibit 2.4

  Minco Mining & Metals Corporation

 Management Discussion And Analysis

For the Quarter ended September 30, 2004

The Management's Discussion and Analysis ("MD&A"), dated Nov 3, 2004 should be read in conjunction with the accompanying unaudited consolidated Financial Statements and notes for the quarter ended September 30, 2004 and in conjunction with the audited Financial Statements and notes for the year ended December 31, 2003. The Company's financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). All figures are expressed in Canadian dollars.

This MD&A contains statements that are forward-looking in nature, involving known and unknown risks and uncertainties such as general economic and business conditions, operating costs, changes in foreign currency exchange rates, and other factors. Since forward-looking statements address future events and conditions, by their nature, they involve inherent risks and uncertainties. Therefore, actual results may be materially different from those expressed or implied in such statements.

Overview

The Company was incorporated under the laws of British Columbia, Canada and is engaged in the acquisition, exploration and development of mineral resource properties in the People's Republic of China. Through joint ventures with Chinese governmental entities, and strong alliances with leading mining enterprises in China, and a long-standing alliance with Canadian mine developer and operator Teck Cominco Limited, Minco is working to building a strong portfolio of commercially viable projects in China.

The Company is in the exploration stage and has no operating revenue. Since the signing of its first co-operation agreement in China in 1995, Minco has been active in mineral exploration, property evaluation and acquisition in China and plans to build a portfolio of precious and base metals properties in China. The Company has conducted exploration work on properties located in Sichuan, Xinjiang, Hebei, Inner Mongolia, and Gansu provinces of China, and investigated or evaluated about 350 Chinese mineral properties. Large areas of mineral lands with potential exist in China and, as a result there has been a steady growth in the number of foreign mining companies doing business in China. There can be no assurance that the Company will be able to compete with these new companies in acquiring projects of merit in China.

In the third quarter of 2004, the Company incorporated two wholly owned subsidiaries, Minco Silver Corporation ("Minco Silver") and Minco Base Metals Corporation ("Minco Base Metals"). The Company also finalized two Joint Venture ("JV") Contracts, including a JV Contract on the Changkeng gold deposit and a JV Contract on the Fuwan silver deposit.

The Company has established a corporate structure that allows itself to move its silver projects into its subsidiary Minco Sliver Corporation and move its base metals projects into another subsidiary, Minco Base Metals Corporation, while keeping its gold projects (BYC, Gobi, Yangshan, Changkeng) under the main umbrella company, Minco Mining & Metals Corporation.

Third Quarter 2004 Results of Operations

The Company reported a loss of $690,252 or $0.02 per share for the three months ended September 30, 2004 compared to a loss of $354,974 or $0.02 per share in the same period one year earlier. The increase in the loss in the current quarter was attributable to an increase in stock based compensation expense of $93,485 and to increased foreign exchange loss of $131,268 resulting from the strengthening of the Canadian dollar vs. the U.S. dollar. The general and administrative expenses also increased due to the newly incorporated subsidiary in China and the recruitment of new employees.

For the nine months ended September 30, 2004, the Company reported a loss of $2,223,593 or $0.07 per share compared to a loss of $1,016,938 or $0.05 per share in the same period one year earlier. The increase in loss resulted primarily from an increase in stock based compensation expense of $489,494 as well as increased general and administrative expenses. During the nine months ended September 30, 2004, the Company reported a foreign exchange loss of $173,242 as compared to a foreign exchange loss of $31,283 for the same period in 2003.

Interest and Sundry Income

To date the Company has been in the exploration stage and has not earned any significant revenue other than minor interest income, office sublease income, and management fees. Interest and sundry income in the third quarter of 2004 was $69,081, compared to $4,141 in the third quarter of 2003, the increase including $5,184 interest income,  $31,363 office space sublease income, and $28,393 management fees from New Cantech.

Interest and sundry income in the first three quarters of 2004 and 2003 was $91,549 and $4,863, respectively.

Exploration Costs

In the third quarter of 2004, the Company spent an aggregate of $196,482 on its properties in China. The Company started exploration programs on the three gold properties on the Yangshan Gold Belt; $120,736 was spent on Yangshan West Extension properties in this quarter. $85,000 was recovered in the form of 250,000 common shares issued at $0.34 per share from New Cantech on the BYC Project.

Exploration costs in the nine months ended September 30, 2004 was $719,168 compared to $213,886 for the same period in 2003. The increase of exploration costs in 2004 was attributable to the factor that the Company carried out more exploration on the newly acquired properties in China.

Administrative Expenses

Administrative expenses were $647,850 for the third quarter of 2004 compared to $240,525 for the same period in 2003.

The increase in this quarter was partially due to the recognition of $133,951 stock based compensation, a non-cash expense of the stock options granted and/or vesting during the period. The cost of stock based compensation in the same period of 2003 was $40,466.

Another major factor contributing to the administrative expenses increasing was the foreign exchange loss, which increased by $131,268 in this quarter compared to the same period of 2003. The temporal method is used in the Company to translate foreign currency account balances into Canadian dollars. Since the Company has more US dollar denominated monetary assets than US dollar denominated monetary liabilities, the sharp drop in the US dollar resulted in the material amount of foreign exchange loss.

In 2004 the Company made more efforts in investor relations. Consultants were hired, which results in the consulting fees increasing by $39,139 in this quarter compared to the same period of 2003. The investor relation costs increased by $33,362 compared to the third quarter in 2003, mainly attributable to attending more investment conferences and the costs related to the recent financing.

Rent, salary, office and miscellaneous expenses also increased due to the new operating subsidiary Minco Mining (China) being incorporated in May 2004 and the recruitment of new employees in China and Canada.

The travel and transportation costs were $11,009 for the third quarter in 2004 compared to $3,563 for the same quarter in 2003. The increase was mainly due to the increase of transportation and auto expenses in Minco Mining (China).

Administrative expenses in the first three quarters of 2004 and 2003 were $1,702,039 and $807,915, respectively.

Summary of Quarterly Results

The following information has been prepared in accordance with Canadian General Accepted Accounting Principles (GAAP).

	2004			2003				2002
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Interest & sundry income	69,081	9,105	13,363	33,181	4,141	403	319	15,976

Net income/(loss)	(690,252)	(954,150)	(579,191)	(752,257)	(354,974)	(423,022)	(238,942)	(330,822)

Net income/(loss) per share - basic and diluted	(0.02)	(0.03)	(0.02)	(0.03)	(0.02)	(0.02)	(0.01)	(0.02)

During the reporting period, the Company reported no discontinued operation or extraordinary items.

For the second quarter of 2004, the increase in loss was attributable to higher administrative expenses as a result of the newly established operating subsidiary in China. The loss also included a stock-based compensation expense of $204,960.

The loss incurred for the fourth quarter of 2003 included a stock-based compensation expense of $100,065. Also, a property evaluation cost of $234,733 was recorded during the period.

Minco Silver Corporation & Minco Base Metals Corporation

On August 20 2004, the Company incorporated two wholly owned subsidiaries, Minco Silver Corporation and Minco Base Metals Corporation in British Columbia.

The 136-164 million oz in situ silver resource in Fuwan Silver joint venture is a world class silver deposit in terms of both tonnage and grade. The Company will be testing the limits of this high-grade deposit, which is open to the southeast, south and southwest, and which will form the prime asset of Minco Silver. As part of its long-term strategy, the Company plans to become a major Chinese silver producer and will be seeking further silver property joint ventures.

During the next few months, Minco Silver will undertake a private placement and Initial Public Offering (subject to regulatory and shareholder approval), and intends to acquire more advanced silver properties in China to build its silver resource base.

Similarly, the Company has earned 61% interest in a joint venture with a Chinese mining producer for the lower undeveloped portion of the currently operating White Silver Mountain VMS (massive sulphide) mine in Gansu Province. The Company has a right to increase its ownership to 80% with further expenditures. This, with other base metals' assets, will form the asset base of Minco Base Metals, both for progressing White Silver Mountain to the development stage and to be the platform for other Minco base metals' acquisitions.

Projects

Changkeng Project

1.

Joint Venture and Total Investment

On September 28, 2004, the Company signed a 30-year Joint Venture Contract with four other companies in Guangdong for the exploration and development of the Changkeng gold deposit in Goayao City of Guangdong Province, China.

Pursuant to the contract, the Company and its partners will form a Sino-Foreign Joint Venture: Guangdong Minco-Jinli Mining Co. Ltd., with the total investment of one hundred million RMB (approximately C$16.67 million), to explore and develop the Changkeng gold deposit. To earn 51% equity interest in the JV, the Company shall contribute fifty-one million RMB (approximately C$ 8.5 million) in six instalments as follows:

a.

10.616 million RMB (approximately C$1.77 million) within fifteen days after the JV is granted a business license and provided with a foreign currency account number.

b.

9.988 million RMB (approximately C$1.66 million) within sixty days after the Exploration Permit on the Changkeng project is transferred to the JV ("Title Transfer").

c.

4.896 million RMB (approximately C$0.82 million) within three hundred and sixty days after the Title Transfer.

d.

10.2 million RMB (approximately C$1.7 million) within ninety days after the first three installments are fully contributed.

e.

10.2 million RMB (approximately C$1.7 million) within three hundred days after the first three installments are fully contributed.

f.

5.1 million RMB (approximately C$0.85 million) within five hundred and forty days after the first three installments are fully contributed.

2.

Exploration Permit

The JV shall acquire the Exploration Permit from No. 757 Exploration Team of Guangdong Geological Bureau. The price of the Exploration Permit has been evaluated to be thirty-three million RMB (approximately C$5.5 million) by an independent evaluator, which was confirmed by the Ministry of Land and Resources of China. The JV shall pay the thirty-three million RMB for the Exploration Permit in three installments within three hundred and sixty days after the Title Transfer.

Therefore, of the total investment of one hundred million RMB (approximately C$16.67 million), thirty-three million RMB (approximately C$5.5 million) will be used in the acquisition of Exploration Permit. The balance of sixty-seven million RMB (approximately C$11.17 million) will be used in the project exploration and feasibility study on the mine property development.

The Changkeng gold deposit consists of two parallel gold zones. In a preliminary resource estimate as reported by the Chinese partners, No.1 zone, underneath the No. 2 zone, contains 3,716,994 tones @7.94 grams per tone gold (29.5 tones gold), while No. 2 Zone hosts 129,332 tones @ 7.44 grams per tone gold (0.96 tones gold).

A large exploration program has been planned to delineate the deposit, expand the existing resource base, upgrade the resource estimates and carry out metallurgical testing. The objective of the program is to bring the near-surface, high-grade gold deposit to the feasibility study stage by the fall of 2005.

The Phase 1 Program has commenced with three diamond drills and includes nine diamond drill holes. The Phase 2 Program will start immediately after Phase 1 with systematic grid infill drilling to fully delineate the resource and to upgrade resource estimates from inferred to indicated or measured as per CIM guidelines.

Fuwan Project

1.

Joint Venture and Total Investment

On September 28, 2004, the Company signed a 30-year Joint Venture Contract with Guangdong Geological Exploration and Development Corporation ("GGEDC") for the exploration and development of the Fuwan silver deposit adjacent to Changkeng Gold Joint Venture.

Pursuant to the contract, the Company and GGEDC will form a Sino-Foreign Joint Venture: Guangdong Minco-Nanling Mining Co., Ltd., with the total investment of thirty million RMB (approximately C$5 million), to explore and develop the Fuwan silver deposit.  To earn 70% equity interest in the JV, the Company shall contribute twenty-one million RMB (approximately C$3.5 million) in six instalments as follows:

a.

4.9 million RMB (approximately C$0.82 million) within fifteen days after the JV is granted a business license and provided with a foreign currency account number.

b.

2.8 million RMB (approximately C$0.47 million) within three months after the Exploration Permit on the Fuwan project is transferred to the JV ("Title Transfer").

c.

2.8 million RMB (approximately C$0.47 million) within six months after the Title Transfer.

d.

4.9 million RMB (approximately C$0.82 million) within one hundred and eighty days after the first three installments are fully contributed.

e.

2.8 million RMB (approximately C$0.47 million) within five hundred and forty days after the first three installments are fully contributed.

f.

2.8 million RMB (approximately C$0.47 million) within seven hundred and twenty days after the first three installments are fully contributed.

2.

Exploration Permit

The JV shall acquire the Exploration Permit of Fuwan Silver Property from No. 757 Exploration Team of Guangdong Geological Bureau. The price of the Exploration Permit has been evaluated to be ten million and three hundred thirty thousand RMB (approximately C$1.72 million), which was affirmed by the Ministry of Land and Resources of China. The JV shall pay the ten million and three hundred thirty thousand RMB for the Exploration Permit in three installments within twenty-four months after the Title Transfer.

Therefore, of the total investment of thirty million RMB (approximately C$5 million), ten million and three hundred thirty thousand RMB (approximately C$1.72 million) will be used in the acquisition of Exploration Permit. The balance   will be used in the project exploration and feasibility study on the mine property development.

The JV plans to carry out a detailed exploration program on the Fuwan Silver Property in the second half of 2004, with further delineation continuing into 2005. Exploration by the JV will be carried out in the most promising areas adjacent to the Fuwan Silver Property.

BYC Project

In 2003, the Company entered into a letter agreement with New Cantech Ventures Inc. ("Cantech").  Pursuant to the agreement, Cantech acquired two options to acquire up to a 60% interest in the BYC Gold project. The first option is exercisable to acquire a 51% interest in the property by issuing 500,000 common shares in the capital stock of Cantech and by spending twelve million RMB (approximately C$2 million) in exploration over three years, and the second option is exercisable to acquire a further 9% interest in the property by bring the project to pre-feasibility stage.

Pursuant to the letter agreement, Cantech issued the Company 250,000 common shares at $0.34 per share for value of $85,000 on April 1, 2004, and traded on August 1, 2004.

A diamond-drilling program has started at the BYC Gold project in Inner Mongolia, China. Drilling will focus on two major gold zones outlined in the 2004 and previous exploration programs.

The 2004 exploration program comprised detailed geological mapping, trenching and sampling of approximately 100 gold showings and anomalies over the licensed areas identified earlier by Minco's Chinese partner. This data is supplemented by additional geochemical and geophysical surveys (magnetometer and IP) in selected areas. The current diamond drilling program is designed to follow-up the targets selected from these mapping and sampling programs.

The North Zone includes an open pit previously mined by local miners, where approximately 400,000 tones oxide materials was extracted at a grade estimated by our consultants at approximately 3 grams per tone. A minimum of 5 drill holes have been laid out in the North Zone to intersect the main mineralized shear zone beneath the old open pit. Further holes will be drilled along the shear zone as identified by mapping, trench sampling and the current geophysical surveys.

In the South Zone, extensive sampling of exposed trenches has been completed and the results are being compiled currently. Further drill targets will be generated from this sampling program.

Yangshan West Extension

The Company started exploration programs on the three gold properties on the Yangshan Gold Belt. The most advanced property is the Guanniuwan Licence, which is on strike with and close to Minco's Anba JV property. Guanniuwan has a large number of surface gold workings, which demonstrate its potential. The program, supervised by an on-site Minco geologist, includes 1:2,000 scale geological mapping, systematic sampling of the gold showings, and significant trenching to define targets for a diamond drill program.

1:10,000 scale soil sampling has commenced on the Guojiagou Licence and 1:50,000-scale stream sediment sampling is ongoing on the Hongyangou Licence. Both these Yangshan Extension licenses are at an earlier phase of exploration than Guanniuwan and similarly reveal evidence of artisanal miner activity.

White Silver Mountain

White Silver Mountain Project will be the prime asset of the Company's newly formed subsidiary Minco Base Metals Corporation, where the Company has a 61% earned interest in the depth extension of the producing massive sulfide deposit, has potential for development within a short time frame. All the mining and processing infrastructure is in place and incremental costs for development will be correspondingly low. The ore shoots are open at depth and further work is required to test these limits, prior to preparation of a feasibility study.

Liquidity and Capital Sources

The Company is in the exploration stage and does not generate any significant cash flow. The Company relies on equity financing for its working capital requirements and to fund its planned exploration, development, investment, and permitting activities.

Cash Flow

1) Operating Activities

Cash outflows related to operating activities, including changes in non-cash working capital balances, was $720,939 in the third quarter of 2004 compared to $361,230 in 2003.

For the nine months ended September 30, 2004 and 2003, cash outflow related to operating activities, including changes in non-cash working capital was $1,651,166 and $1,035,842, respectively. The increase was primarily due to an increase in general and administrative expenses.

2) Investing Activities

Cash flows used in temporary investment were $2,687,497 in the third quarter of 2004 compared to $739,100 in 2003. $5,384 was used to purchase new equipment (2003 - $402).

During the nine months ended September 30, 2004 and 2003, the cash flows from (used in) temporary investments were $1,130,916 and ($688,995), respectively. $104,911 was used to purchase new equipment during the first three quarters of 2004 (2003-4,658).

The Company's cash and short-term investment balance at September 30, 2004 amounted to $5,509,491 compared with $6,543,809 at December 31, 2003. The strong cash position at the end of the quarter should enable the Company to achieve its short-term business objectives.

3) Financing Activities

Financing activities generated cash flows of $370,302 from shares issued in the third quarter 2004, compared to $249,713 in 2003. During the third quarter ended September 30, 2004, share purchase warrants totaling 787,214 were exercised at a price of $0.40 per share for gross proceeds of $314,885.60. In addition, stock options exercised consisted of 75,000 options at a price of $0.55 per share and 28,333 options at a price of $0.50 per share.

During the nine months ended September 30, 2004, cash inflow from shares issued was $721,759, compared to $1,590,719 in 2003. In the same period of 2003, $580,600 was generated by the proceeds from issuances of convertible debenture.

In September 2004, the Minco Mining & Metals Corporation (the "Company") announced a brokered deal financing with Paradigm Capital Inc. and Osprey Capital Partners to complete a private placement financing to raise up to

$3,000,000, with a provision for an additional $2,000,000 for total gross proceeds up to $5,000,000, subject to all required regulatory approvals.

The agreed offering price is $1.40 per unit. Each unit will comprise one common share ("Common Share") of the Company plus one-half of one common share purchase warrant ("Warrant"). Each whole warrant is exercisable by the holder at any time for a period of twenty four months from the date of closing to acquire one Common Share at a price of $1.70.

The net proceeds from the offering will be used for funding exploration and development activities on the Company's mineral properties in the People's Republic of China, the acquisition of further mineral properties and for general corporate working capital.

On October 14, 2004, the Company closed the first tranche of $4 million (2,850,428 units), including a brokered financing led by Paradigm Capital Inc. and Osprey Capital Partners for $2.5 million (1,779,000 units), as well as a non-brokered portion for $1.5 million (1,071,428 units).

On October 19, 2004, the Company closed the final tranche of a brokered financing for $1 million (721,000 units).

Share Capital

As at September 30, 2004, the Company had 30,984,969 common shares outstanding, with an authorized capital of 100,000,000 common shares with no par value, compared to 27,614,029 common shares outstanding at December 31,2003.

The Company, as at September 30, 2004, also had 2,738,843 share purchase warrants outstanding exercisable at varying prices between $0.60 and $2.15 per share and with varying expiring dates between July 2005 and December 2005.

As at September 30, 2004, the Company had 3,214,000 stock options outstanding, exercisable at varying prices between $0.10 and $2.00 per share.

Contractual Obligations

In accordance with the agreements signed in the third quarter of 2004, the contractual obligations are updated as follows:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years

Rent (Note 1)	581,486	100,673	480,813	-	-

Various Property Contract Commitments (Note 2)	1,741,460	123,327	1,618,133

Total Contractual Obligations	$2,322,946	$ 224,000	$ 2,098,946	-	-

Note (1)

The Company has commitments in respect of office leases requiring minimum payments during next three years until 2007.

(2)

Costs of projects exploration and exploration permit.

Transactions with Related Parties

1)

The Company incurred consulting fees of $39,900 in the third quarter 2004 (2003 - $30,200) to its directors or corporations controlled by its directors.

2)

Sundry receivable of $109,474 (2003 - $170,456) was due from two corporations related by a common director, of which $9,091 was subsequently received in October 2004.

Risks and Uncertainties

In conducting its business, the Company faces a number of risks and uncertainties. These are described in detail under the heading "Risk Factors" in the Company's Annual Information Form for the year 2003, dated May 11, 2004, which is filed on SEDAR at www.sedar.com. They remain essentially unchanged from the first two quarters of 2004.

Critical Accounting Estimates

The preparation of the Company's financial statements requires management to make various judgments with respect to estimates and assumptions. On an ongoing basis, management regularly reevaluates its estimates and assumptions; however actual amounts could differ from those based on such estimates and assumptions.

The Company's related critical accounting estimates remain essentially unchanged from the first two quarters of 2004.

Changes in Accounting Policies

Effective January 1, 2004, the Company adopted the accounting procedures recommended by the Canadian Institute of Chartered Accountants Handbook section on Stock-based compensation and other stock-based payments.   Under this Handbook section, the Company is required to expense, over the vesting period, the fair value of the options at the date of grant.  As permitted by this Handbook section, the Company applied this change retroactively, without restatement, for options granted on or after January 1, 2003.

The Company's other significant accounting policies are described in Note 2 to the audited financial statements for the year ended December 31, 2003. They remain essentially unchanged from the first two quarters of 2004.

Financial Instruments and Other Instruments

The carrying value of cash and cash equivalents, temporary investments, sundry receivable, accounts payable and accrued liabilities and convertible debenture approximates the fair value due to the short-term nature of these financial instruments. The fair value of temporary investments is equivalent to the market value. The Company operates in China and some of its material exploration expenditures are payable in either U.S. dollars or the Chinese currency RMB and are, therefore, subject to foreign currency risk arising from changes in exchange rates among Canadian dollars, U.S. dollars and RMB. The Company is not exposed to significant interest risk. The Company places its temporary investments with government and bank debt securities and is subject to minimal credit risk. The Company also considers itself not subject to high concentration of credit risk to its debtors and does not require collateral to support these financial instruments.

The Company's related critical financial instruments and other instruments remain essentially unchanged from the first two quarters of 2004.